Exhibit 99.2

ASX ANNOUNCEMENT

27 July 2011

Cleansing notice under section 708A the Corporations Act 2001 (Cth)

On 27 July 2011, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) placed 60,000,000 fully paid ordinary shares at an issue price of $0.195 with Australian and US institutional and sophisticated investors (the “Placement”).  Details of the Placement are set out in the Company’s ASX announcement dated 22 July 2011 and its ASX announcement and Appendix 3B which were lodged earlier today, 27 July 2011.

The Company gives this Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”).

The shares the subject of the Placement were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this Notice, the Company has complied with:

•                      the provision of Chapter 2M of the Corporations Act as they apply to the Company; and

•                      section 674 of the Corporations Act.

As at the date of this Notice, there is no excluded information for the purposes of section 708(7) and section 708(8) of the Corporations Act.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000